February 25, 2013

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

Post Effective Amendment No. 98

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

    This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Mr. Chad Eskildsen of the Division of Investment Management of the Commission with respect to Post Effective Amendment No. 98 to the Trust’s registration statement on Form N-1A.

    Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1 (Prospectus – Fund Summary - Fees and Expenses of the Fund)

(All Funds) Please provide the Commission with completed versions of the fee tables and expense examples.

Response:	Comment No. 1 is accepted. Completed versions of the fee tables and expense examples were previously provided by email for the staff’s review.

COMMENT 2 (Prospectus – Fund Summary - Fees and Expenses of the Fund)

(All Applicable Funds) Please clarify who may modify or terminate the contractual expense limitation and/or fee waiver agreements in place for the Funds.

Response:	Comment No. 2 is accepted. Disclosure has been added to clarify that only the Board of Trustees of Harbor Funds may modify or terminate the contractual expense limitation and/or fee waiver agreements in place.

COMMENT 3 (Prospectus – Fund Summary – Principal Investment Strategy)

(Mid Cap Growth Fund, Small Cap Growth Fund, Large Cap Value Fund, Mid Cap Value Fund, Small Cap Value Fund, Convertible Securities Fund, Emerging Markets Debt Fund, High-Yield Bond Fund and Bond Fund) Please remove language from the Fund Summary stating that the Funds’ 80% investment policy may be changed by the Fund upon 60 days’ advance notice to shareholders and include under Item 9 of Form N-1A.

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Response:	Comment No. 3 is accepted. The language stating that the Funds’ 80% investment policy may be changed by the Fund upon 60 days’ advance notice to shareholders has been moved under Item 9 of Form N-1A.

COMMENT 4 (Prospectus – Fund Summary – Portfolio Managers)

(Mid Cap Growth Fund) Please remove portfolio manager biographical information not required by Item 5 of Form N-1A.

Response:	Comment No. 4 is accepted. The applicable portfolio manager biographical information has been deleted.

COMMENT 5 (Prospectus – Fund Summary – Principal Investment Strategy)

(Small Cap Growth Fund and Small Cap Value Fund) Please consider whether the definition of small cap companies is appropriate in light of the fact that the Russell 2000® Growth Index and the Russell 2000® Index, as currently constituted, include companies with market capitalizations up to $4.7 billion, which the Commission would not consider small cap companies.

Response:	Comment No. 5 is not accepted. In the Frequently Asked Questions about Rule 35d-1 bulletin issued by the staff, the staff noted the following about the use of the terms “small-, mid- or large-capitalization” in a fund’s name:

“As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

We believe that defining small, mid and large capitalization companies as those with market capitalizations that are within the range of market capitalizations included in the respective fund’s benchmark index is both reasonable and prudent and is consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) for several reasons. First, the benchmark indices used by the funds are among the most widely used and widely recognized indices for small, mid and large cap U.S. companies. These are the benchmark indices used by the independent rating firm, Lipper, Inc., to assess the performance for all mutual funds in the respective asset class. By using these benchmark indices to define the available market capitalization ranges, the funds are more closely tracking broad market perceptions of what would and would not be permissible investments. At the same time, this approach affords the funds with the flexibility to adapt to on-going changes in the benchmark indices. For example, the upper and lower ends of the range of market capitalizations included within the benchmark indices change on a daily basis as the stock price of the companies that comprise the benchmark index change. On a periodic basis, the market capitalization range can change dramatically when the benchmark index is

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reconstituted. By tying funds’ market capitalization ranges to the current range of the benchmark indices, the funds are ensuring that they will remain in line with widely held market views of what constitutes potential investments within each respective asset class.

We appreciate that the staff has expressed concern that a fund could use this market capitalization range approach to effectively build a portfolio with an aggregate average market capitalization that is not consistent with the fund’s name by investing predominantly in either the extreme upper or lower ends of the ranges of market capitalizations in the respective benchmark index. The staff has suggested in the past that the establishment of fixed dollar thresholds to define the upper and lower ends of the range of permissible market capitalizations would better address that concern as the staff has expressed the view that the lower and upper ends of the range of market capitalizations within a benchmark index may be too low and/or too high for a given asset class. However, we note that it is very difficult to set a fixed dollar threshold that both satisfies the staff’s view of what is appropriate and that preserves sufficient flexibility to the fund to respond to changes in the benchmark index. For example, if the lower end of a fixed dollar threshold were set too high, the funds could be constrained from investing materially in some of the companies that comprise the benchmark index. Such a result would be adverse to shareholders who would reasonably expect that the fund would be able to choose from within the same pool of companies that comprise the benchmark index. It is critical, then, that thresholds are set at levels that afford the funds sufficient flexibility to compete against their benchmark index. Again, the FAQ about the Fund Name Rule appropriately made it clear that a fund can use “any reasonable definition” and should consider “industry indices” and “classifications used by mutual fund rating organizations” among other things.

We note that the funds had historically used fixed dollar thresholds to define the upper and lower ends of the ranges of available market capitalizations. Several years ago, in response to continued staff comment on the appropriateness of the fixed dollar thresholds selected by the funds, the funds revised their approach so that they then (and continue to) tie the market capitalization ranges to that of the funds’ respective (and objective) benchmark index. For the reasons set forth above, we continue to believe that the use of this more flexible approach to defining the range of available market capitalizations is both beneficial to the funds and their shareholders and consistent with the requirements of the Fund Name Rule.

At the same time, we believe there are sufficient safeguards in place to effectively mitigate the staff’s concern without needing to resort to fixed dollar thresholds to define the range of available market capitalizations. We note that this is not a situation where the only avenue for an investor to monitor the fund’s market capitalization range behavior is through the disclosure in the risk-return summary in the prospectus. Instead, fund shareholders are provided at least semi-annually with information on the fund’s weighted average annual market capitalization in the funds’ annual and semi-annual reports. On a quarterly basis, fund shareholders have access through the funds’ website to a list of all of the individual holdings in

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the funds’ portfolios (with the appropriate lag following each quarter-end). If a fund were to use the flexibility provided by the market capitalization range definition currently in effect to invest in a manner that was inconsistent with the fund’s name, shareholders would become aware of that and could act accordingly. Second, the funds’ are obligated to disclose the principal investment strategies and risks associated with each fund. We believe that this would require a fund to disclose as a principal strategy and also as a principal risk an intention to normally invest in either the highest or lowest ends of the available market capitalization range. The failure to make such disclosure when warranted could result in statutory prospectus liability for the fund. All told, we believe that there are other safeguards that will work to ensure that the funds use the flexibility provided by the market capitalization range approach in the best interests of the funds and their shareholders and not to their detriment.

Accordingly, for the reasons set forth above, we believe that the funds’ use of market capitalization ranges that are tied to appropriate benchmark indices are reasonable and consistent with the requirements of Rule 35d-1 and are in the best interests of the funds and their shareholders.

COMMENT 6 (Prospectus – Fund Summary – Principal Investment Strategy)

(Large Cap Value Fund) Please consider whether the definition of large cap companies is appropriate in light of the fact that the Russell 1000® Value Index, as currently constituted, include companies with market capitalizations below $1 billion, which the Commission would not consider large cap companies.

Response:	Comment No. 6 is not accepted. Please see the response above to Comment No. 5.

COMMENT 7 (Prospectus – Fund Summary – Buying and Selling Fund Shares)

(Large Cap Value) Please reference concentration risk as a principal investment strategy within the Principal Investment Strategy section, since concentration risk is identified as a principal risk of the Fund.

Response:	We believe that the existing discussion within the Principal Investment Strategy section, which states that the Fund expects to invest in approximately 35-45 companies with at least 80% of its net assets, indicates that concentration in a smaller number of companies is a principal investment strategy of the Fund. Further, within the Principal Risks section, concentration risk is attributed to the Fund because it typically invests in approximately 35-45 companies.

COMMENT 8 (Prospectus – The Adviser and Subadviser – Similar Fund Performance Information)

(Global Value Fund and Unconstrained Bond Fund) Please indicate the specific number of accounts comprising each subadviser’s composite performance information that are registered investment company accounts.

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Response:	Comment No. 8 is accepted. Two of the accounts in the Causeway Global Value Equity Composite, and five of the accounts in the PIMCO Unconstrained Bond Strategy Composite, are registered investment company accounts. We have revised the disclosure regarding each subadviser’s composite performance information to state the number of accounts comprising the composite that are registered investment company accounts and, therefore, are subject to the 1940 Act.

COMMENT 9 (Prospectus – The Adviser and Subadviser – Similar Fund Performance Information)

(Global Value Fund) Please explain why you believe that the use by the subadviser to Harbor Global Value Fund of research and certain recommendations regarding U.S. value stocks from an unaffiliated investment adviser in managing accounts comprising the composite until March 30, 2007 does not render the performance of the composite for the period prior to March 30, 2007 inappropriate for use in the Fund’s prospectus. If you believe the disclosure of such performance for that prior period remains appropriate, please revise the disclosure to clarify how that third party research was used.

Response:	The subadviser to Harbor Global Value Fund has been solely responsible for making all investment decisions for the accounts that comprise the composite since the inception of the composite on September 30, 2001. Prior to March 30, 2007, the subadviser purchased U.S. public company research from an unaffiliated manager. That research was primarily in the form of investment screens prepared by the unaffiliated manager to rank U.S. public companies based upon certain criteria. The subadviser’s investment team was responsible for evaluating that research and determining if and whether that research was useful when evaluating particular companies for investment. That research was one of many inputs into the subadviser’s qualitative evaluation of particular companies for investment by the accounts that comprised the composite. Ultimately, the subadviser’s investment team was responsible for making each investment decision based upon the investment team’s own proprietary research. Accordingly, we have revised the disclosure referencing the subadviser’s composite performance so as to make clearer the fact that the subadviser has been solely responsible for making all investment decisions in the accounts comprising the composite since the inception of the composite.

COMMENT 10 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

(Commodity Real Return Strategy Fund) Please include expenses related to the Harbor Cayman Commodity Fund Ltd. under the heading Management Fees or Other Expenses, as appropriate, in the Fee and Expense Table and remove the heading Acquired Fund Fees and Expenses.

Response:	Comment No. 10 is accepted. As the Harbor Cayman Commodity Fund Ltd is a wholly owned subsidiary of the Fund, we removed the heading Acquired Fund Fees and Expenses in the Fee and Expense Table and have included expenses related to the Harbor Cayman Commodity Fund Ltd. under Management Fees or Other Expenses, as appropriate.

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Securities and Exchange Commission

February 25, 2013

COMMENT 11 (Prospectus – Fund Summary – Principal Investment Strategy)

(Commodity Real Return Strategy Fund) Consider including a discussion of reverse repurchase agreements and/or short sales, which are currently listed as principal risks, within the Principal Investment Strategy section. Alternatively, if the use of reverse repurchase agreements and/or short sales is not a principal investment strategy, please remove these as principal risks of the Fund.

Response:	Comment No. 11 is accepted. The Fund’s discussion under Principal Investment Strategy has been revised to describe how the Fund intends to use short sales to meet its investment objective. Depending upon the subadviser’s assessment of current and future market conditions, the use of short sales may be a significant component of the Fund’s investment strategy. For example, if the subadviser anticipates entering a period of rising interest rates, the subadviser has the flexibility to significantly shorten the duration of the Fund’s portfolio and would anticipate utilizing short sales as a principal mechanism. Under other market conditions, the use of short sales by the Fund may be much more limited. However, because of the flexibility intended in the Fund’s investment approach, we believe it is important to disclose as principal investment strategies those investment techniques, such as short sales, which are expected to become a principal part of the Fund’s investment strategy under some but not all market conditions. In that way, investors can be apprised of the potential use of those techniques as a principal investment strategy and of the risks associated with their usage in advance of those market conditions occurring. The alternative approach would be to disclose the use of short sales as principal strategies only after the market conditions occurred that warranted their usage. However, under that approach, the prospectus disclosure would ultimately lag the actual use of short sales as a principal strategy, and investors would not expect that short sales would be a component of the Fund’s principal investment strategy under some market conditions.

Reverse repurchase agreements are not a principal investment strategy of the Fund, and, therefore, have been deleted as a principal risk of the Fund.

COMMENT 12 (Prospectus – Fund Summary – Investment Objective)

(Convertible Securities Fund) Please remove investment strategy language from the Fund’s investment objective.

Response:	Comment No. 12 is accepted. The investment strategy language in the Fund’s investment objective has been deleted.

COMMENT 13 (Prospectus – Fund Summary – Investment Objective)

(All Applicable Funds) Please remove the footnote regarding expense limitation agreements from the expense tables where the fund’s expenses do not exceed the expense cap and, therefore, the expense limitation agreement is inactive.

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Response:	Comment No. 13 is accepted. This footnote has been deleted for all applicable funds.

COMMENT 14 (Prospectus – Fund Summary – Principal Risks)

(Convertible Securities Fund) Consider adding short sale risk as a Principal Risk given the discussion of short sales within the Fund’s Principal Investment Strategy.

Response:	Comment No. 14 is accepted. The discussion of short sales has been deleted from the Fund’s Principal Investment Strategy because the Fund’s subadviser currently does not utilize short sales, and, therefore, it is no longer necessary to include short sales as a Principal Risk. The Fund will retain the flexibility to use short sales within the SAI disclosure, and should the Fund begin to utilize short sales in the future, we will add appropriate disclosure to the Fund Summary.

COMMENT 15 (Prospectus – Fund Summary – Principal Investment Strategy)

(Unconstrained Bond Fund and Bond Fund) Please explain how the Funds’ respective policies of investing 80% in a diversified portfolio of fixed income instruments is consistent with Rule 35d-1 under the 1940 Act (the “Fund Name Rule”).

Response:	We believe strongly that the Funds’ 80% investment policy is entirely consistent with the requirements of the Fund Name Rule. We believe that the term “bond”, when used in a fund’s name, is widely accepted and commonly understood to indicate that the fund may invest primarily in all types of fixed income instruments.

The Fund Name Rule provides that a mutual fund with a name that suggests it focuses its investments in a particular type of investment must adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investments suggested by the fund’s name. We note that the use of “bond” in the Fund’s name represents a type of investment (i.e., fixed income as opposed to equity) rather than a particular type of security (i.e., bond as opposed to note). This is entirely consistent with the requirements of the Fund Name Rule, which speaks in terms of types of investment rather than types of securities. We note that Rule 35d-1, as originally proposed, used the language “types of security” and not types of investments in the required 80% policy. The Commission replaced that phrase in the adopted rule with “type of investment”. We believe that change was purposefully made by the Commission to prevent the Fund Name Rule from being applied too narrowly. Under the proposed rule, a fund with the term “bond” in its name would have had to invest 80% of its net assets in bonds (i.e., the same type of security). That would have been inconsistent with what the industry and the public understood “bond” to mean when used in a fund’s name. Under the rule as adopted, the Funds must invest 80% of their net assets in fixed income instruments (i.e., the same type of investment). That important change in language resulted in a rule which more accurately reflects what the industry and the public understand “bond” to mean when used in a fund’s name.

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Securities and Exchange Commission

February 25, 2013

We also note that the Commission, on its website at (http://www.sec.gov/answers/bondfunds.htm), provides the following definition of “Bond Funds” as a service for investors:

“’Bond fund’ and ‘income fund’ are terms used to describe a type of investment company (mutual fund, closed-end fund, or Unit Investment Trust (UIT)) that invests primarily in bonds or other types of debt securities. Depending on its investment objectives and policies, a bond fund may concentrate its investments in a particular type of bond or debt security—such as government bonds, municipal bonds, corporate bonds, convertible bonds, mortgage-backed securities, zero-coupon bonds—or a mixture of types. The securities that bond funds hold will vary in terms of risk, return, duration, volatility, and other features.”

We believe that the Commission’s definition of “bond fund” captures the commonly understood and widely accepted meaning of “bond” when used in a mutual fund’s name. We believe that the Funds’ 80% investment policy is entirely consistent not only with the letter of the Fund Name Rule but also with the Commission’s own view of what a “bond fund” means.

We note that the use of the term “bond” in this way in a fund’s name has also been specifically accepted by staff of the Commission. In a February 25, 1994 letter from the Division of Investment Management to all registrants, the staff restated its position on the “definition of bond.” In that letter, the staff stated the following:

“The staff has traditionally taken the position that, in the case of a fund that uses the term ‘bond’ in its name, at least 65% of its total assets should be invested in instruments that include the word ‘bond’ or ‘debenture’. Upon further consideration, the staff has come to the conclusion that a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the 1940 Act and guide 1 to Form N-1A if it invests at least 65% of its total assets in debt instruments. The prospectus of such a fund should describe what the fund considers to be a “bond” for purposes of its investment policy.”

In addition to fully complying with the requirements of the Fund Name Rule, we also believe we are fully complying with the requirements set forth by the staff in that 1994 letter to all registrants. The Funds clearly define in their prospectuses what they consider to be a “bond” for purposes of their respective investment policies, in this case all types of fixed income instruments. We believe the terms “debt instruments,” as used by the staff, and “fixed income instruments,” as used by the Funds, have the same meaning and are used interchangeably.

We do not believe that the Fund Name Rule, as adopted, in any way conflicted with or overturned the staff’s view of what “bond” means when used in a fund’s name. Instead, the Fund Name Rule simply increased the required percentage of assets which must be invested in debt instruments from 65% of total assets to 80%

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of net assets. We also note that the definition of “Bond Funds” on the Commission’s website reiterates the staff’s position as set forth in that 1994 letter.

COMMENT 16 (Prospectus – Fund Summary – Principal Investment Strategy)

(Unconstrained Bond Fund) Please explain how “forwards or derivatives such as options, futures contracts, or swap agreements” represent “fixed income instruments” as described in the Fund’s Principal Investment Strategy and whether the market values of forwards and derivative securities are appropriately included in the calculation of the Fund’s percentage of net assets invested in fixed income securities for purposes of the Fund Name Rule.

Response:	The Fund may utilize derivative instruments to adjust the Fund’s overall exposure to traditional fixed income characteristics such as duration and credit risk and may hold derivative instruments in place of purchasing certain fixed income securities directly. These derivative instruments derive their value from underlying fixed income securities, such as U.S. Treasury bonds, corporate bonds and various fixed and floating interest rate indices, such as the 3 month LIBOR rate. The subadviser may determine that it is more economical for the Fund to obtain desired fixed income exposures for the Fund’s portfolio through a combination of holding fixed income securities and derivatives based upon fixed income securities than through exposure solely to fixed income securities. The overall effect on the Fund’s portfolio from a fixed income characteristics perspective, however, would be the same. Accordingly, the Fund believes it is appropriate to treat derivative instruments based upon fixed income securities, which present for the Fund the same kinds of exposures that traditional fixed income securities would, as being a type of “fixed income instrument” for purposes of the Fund’s principal investment policy. Therefore, the market values of forwards and derivative securities are appropriately included in the calculation of the Fund’s percentage of net assets invested in fixed income securities for purposes of the Fund Name Rule.

We acknowledge that using derivatives based upon fixed income securities to achieve particular fixed income exposures instead of holding the underlying fixed income securities directly can present different risks for the Fund. For that reason, we prominently disclose in the “Principal Investment Strategy” section that the use of such derivative instruments will be a significant part of the Fund’s investment approach. We have similarly included, as a principal risk, the use of derivative instruments.

COMMENT 17 (Prospectus – Back Cover – For More Information)

(International and Global Funds) Please update the last four digits of the zip code of the Commission to “1520”.

Response:	Comment No. 17 is accepted.

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COMMENT 18 (Prospectus – Fund Summary – Portfolio Turnover)

(Harbor Bond Fund) Consider including a discussion within the Fund’s Principal Investment Strategy section relating to the portfolio turnover rate disclosed in the summary section.

Response:	We note that the Fund’s subadviser does not seek higher portfolio turnover as part of its investment strategy. Instead, higher portfolio turnover may from time to time result from the subadviser implementing its investment strategy for the fund. For example, the fund’s portfolio turnover rate was 666% for the fiscal year ended October 31, 2011. However, this turnover rate overstates real or economic turnover because it includes transactions such as mortgage dollar rolls and the rolling of financial futures contracts. These are maintenance trades that have negligible economic impact and do not reflect any significant changes in strategy. As a specific example, the Fund invests in mortgage TBA agreements. In order to maintain mortgage exposure, the Fund’s subadviser will roll forward the TBA contracts at maturity instead of delivering mortgage-backed securities pools to fulfill the TBA contracts. While rolling TBAs is a standard practice with operational and cost advantages, it does increase the turnover rate. Therefore, although a 666% portfolio turnover rate may be considered “high,” we do not believe it is appropriate to highlight such portfolio turnover in the principal strategies section because it is not a principal investment strategy.

COMMENT 19 (Prospectus – Fund Summary – Fee and Expense Table)

(Harbor Bond Fund) Please explain the rationale for including Interest Expense from Sale-Buyback Transactions of 0.00% in the Fund’s fee table.

Response:	Comment No. 19 is accepted. For the fiscal year ended October 31, 2012, the Fund incurred Interest Expense from Sale-Buyback Transactions that rounded to less than 0.00%. For clarity, we will remove Interest Expense from Sale-Buyback Transactions from the fee table.

COMMENT 20 (Prospectus – Fund Summary – Portfolio Managers)

(Target Retirement Funds) Please revise disclosure regarding the Funds’ portfolio managers to include each portfolio manager’s title and length of service with the Funds.

Response:	Comment No. 20 is accepted.

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In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Funds do not involve a master/feeder arrangement, (ii) none of the Funds, except the Money Market Fund, is a money market fund, (iii) shares of the Funds may be marketed through banks and/or savings and loan associations and (iv) none of the Funds’ operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Funds may invest.

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Securities and Exchange Commission

February 25, 2013

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.
2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4420.

Sincerely,

/s/ Charles F. McCain

Charles F. McCain

Chief Compliance Officer

Cc: Christopher	P. Harvey, Esq.
Stephanie Capistron, Esq.
Dechert LLP

David G. Van Hooser
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Harbor Funds

Shanna Palmersheim, Esq.
Harbor Capital Advisors, Inc.

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